David Lubin & Associates, PLLC
5 North Village Avenue, 2nd Floor
Rockville Centre, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

April 7, 2009

Via Edgar and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Michael R. Clampitt, Esq.

Re:	Map Financial Group, Inc. (the “Registrant”) Amendment No. 5 to Form S-1 Registration Statement File Number 333-153726

Dear Mr. Clampitt:

Today we have filed Amendment No. 5 to the above referenced registration statement on behalf of the Registrant, and herewith enclose three marked copies of Amendment No. 5 (showing the changes from Amendment No. 4) in order to help expedite the review process.  Set forth below please find the Registrant’s response to the comments of the staff of the Securities and Exchange Commission included in your letter dated February 25, 2009.  For convenience, the text of each comment appears above the Registrant’s response.

Form S-1
Summary Consolidated Financial Information, page 3

1.
The basic and diluted net profit (loss) per share data presented on page 4 does not agree with the same ratios presented in the financial statements as of September 30, 2008 and 2007 and December 31, 2007 and 2006.  Please revise the document to provide consistent information.

Response:  The basic and diluted net profit (loss) per share data has been revised and now agrees with the ratios presented in the financial statements.

2.
In the second paragraph on page 36, you state that “[i]ncome from service and other related fees is recognized when earned, on the date of inception of each loan, …”  Additionally, in the first paragraph on page 26 you state that certain fees “are added to the principal amount of the loan at inception.”  Please clarify to us and revise the filing as needed to clarify if service and fee income is recognized when earned or on the date of inception.  Please refer to SFAS 91 as needed.

Response:  Income from service and other loan fees is deferred and the net fee is recognized as an adjustment to interest income ratably over the life of the loan on a constant yield basis, using the interest method as per SFAS 91.  Revisions have been made on page 36 of Amendment 5 to clarify this.

3.	We note your disclosure regarding your collection process on page 37. Please revise to disclose at what point you consider collection efforts are exhausted and the related timing of loan charge-offs.

Response:  Collection efforts are considered exhausted when management believes that the borrower’s financial condition is such that the collection of all contractual principal and interest payments is doubtful, for example when a borrower loses his or her salaried income and is unable to find new employment, when a borrower leaves the country and cannot be located oversees, or when an employer becomes insolvent.  Collection efforts are also considered exhausted when a borrower files for bankruptcy protection or dies, when management determines that a loan application was fraudulent and whenever a past due loan is referred to a lawyer that specializes in collections.  In all such circumstances, the overdue balance is charged-off immediately.Overdue balances are also charged-off when a loan is deemed impaired, that is when management determines that it is probable that the amount will not be collected, and in any event all balances that are 120 days or more past due charged-off.  Revisions have been made on pages 36 and 37 of Amendment 5 to clarify this.

4.
You state that your historical experience has yielded a 97.7% collection rate on your loans.  We note the chart on page 26 indicating the amount of lending you have done and note that your lending practices ramped up considerably in 2007 and where somewhat limited before such time.  Please tell us why your limited historical experience in lending is considered adequate to substantiate your allowance policy of establishing reserves for 100% of balances 180 days past due, 50% of balances 150 days past due and 3% of all other accounts receivable.  Also, please tell us how you calculated your historical collection rate of 97.7%.

Response:  The Registrant’s allowance policy is based on its limited historical experience, as well as management’s assessment and periodic reassessment of the Registrant’s customers and their employers, the general economic conditions in the countries in which the Registrant operates, industry standards and generally accepted accounting principles.

The Registrant’s limited historical experience indicates that late payments are often the result of an oversight in the borrower’s payroll department, and calls to the borrower and the borrowers’ employer typically resolves such oversights.  The Registrant commenced operations in the Commonwealth of Dominica in June 2004.  92.65% of the principal amount of all loans extended in Dominica in 2004 was repaid, and in 2005 99.31% of all loans were repaid.  In 2006, following commencement of operations in Antigua and Barbuda in July of that year, 98.53% of the principal amount of all loans was repaid and, in 2007 after operations commenced in St. Lucia, St. Vincent and the Grenadines and Grenada as well, 97.20% of the principal amount of all loans extended was repaid.

Although the prevailing slowdown in global credit markets has not had any noticeable effect on the Registrant’s business to date, the Registrant reevaluated its allowance policy in connection with the preparation of its 2008 year-end financial statements and has increased the allowances that it reserves for bad debt.  As described in more detail in footnote 2 to the Registrant’s 2008 audited financial statements, the Registrant now writes off 100% of balances 120 days past due and establishes reserves for 50% of balances 60 days past due, 25% of balances 30 days past due and 5% of all other accounts receivable.

In connection with this reevaluation, management also reviewed practices in similar industries, such as the pay-day loan industry.  Management’s review of similar industries focused on pay-day lenders because management was unable to identify examples of other lenders with business models more closely resembling the Registrant’s business.  In particular, management was unable to identify any other publicly-traded consumer lending business that is repaid through automatic payroll deductions made by the borrower’s employer and transferred directly to the lender.

Although management noted several publicly-traded pay-day lenders reporting the establishment of 100% allowances immediately after a balance becomes past due, the Registrant believes that is not appropriate to the particular nature of its business.  Repayment of the loans made by the Registrant does not require any affirmative action on the part of the borrower.  Instead, the borrower’s employer automatically deducts the amount of each monthly repayment installment from the borrower’s net pay and transfers those funds directly to the Registrant.  So long as the borrower remains employed and the employer remains solvent, defaults are very rare.  Furthermore, typical pay-day loans usually require repayment in full in one payment within 30 days of the loan origination date.  By contrast, the loans extended by the Registrant have an average term of almost six months and provide for repayment in installments.  While management understands that a borrower’s failure to timely repay a pay-day loan on pay day might justify the immediate establishment of 100% allowances, management believes that the late payment of one of several installment repayments on its loans does not justify the reservation of a 100% allowance immediately.  Instead, as noted above, the Registrant writes off 100% of balances 120 days past due and establishes reserves for 50% of balances 60 days past due, 25% of balances 30 days past due and 5% of all other accounts receivable.

The Registrant allowance policy is subject to ongoing review.  As the Registrant’s historical loss experience, recent loss trends, changes in loan characteristics including loan amounts and terms, delinquency levels, collection practices and general economic conditions change, the Registrant may need to make additional allowances in future periods.

The 97.7% historical collection rate calculation is based on a comparison of (x) the aggregate principal amount of all loans extended by the Registrant in 2006 and 2007, to (y) the amount of repayments received by the Registrant with respect to those loans through February 4, 2009.

5.
In the third paragraph on page 37 you state, “[i]f the amount of the delinquency justifies the expense, the account may ultimately be referred to a lawyer that specializes in collections.”  In the event that the loan amount does not justify the expense, please tell us if you immediately charge-off the loan.  If you do not charge-off the loan please tell us the reason you would not in this circumstance.

Response:  In the event that the amount of a past due loan does not justify the collection expense and the loan is not referred to a lawyer that specializes in collections, the past due balance is charged-off immediately.

6.
Please clarify to us and revise the filing to state how often your legal claims result in collection of the delinquent loan balances.  Please disclose the percentage of loan balances that are collected pursuant to these legal claims.

Response:  Legal claims that have been brought to trial in the Commonwealth of Dominica have resulted in recoveries of 100% of past due balances.  To date we have brought legal claims against 49 delinquent borrowers in Dominica of which 3 claims are pending, 3 claims have resulted in settlements before trial for the full amount owed and the remaining claims have resulted in 100% post-judgment recoveries.  On November 4, 2008 we brought legal claims against delinquent borrowers in St. Lucia for the first time, including three claims that have since been settled in full and twelve claims that are scheduled for hearings in April 2009. In St. Vincent and the Grenadines we engaged collections counsel in February 2009 and have referred 17 cases to the attorney for legal action.  To date, no legal actions have been taken against past due debtors in Antigua and Barbuda or Grenada, where the Registrant is in the process of negotiating viable fee structures with local collections attorneys.  Revisions have been made on page 37 of Amendment 5 to clarify this.

7.
Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X and include a current consent of the independent accountant in any amendment.

Response:  We acknowledge the updating requirements of Rule 3-12 of Regulation S-X and have included a current consent of the independent accountant as Exhibit 23.1 to Amendment No. 5.

8.
We note your response to our comments issued in our letter dated December 17, 2008.  Please revise the notes to your financial statements to include your allowance for loan loss policy, as described on page 36 of the document.

Response:  The Registrant’s financial statements have been revised to include disclosure of its allowance for loan loss policy, which appears in footnote 2.

In the event that the Registrant requests acceleration of the effective date of the pending registration statement, it will furnish a letter to the Securities and Exchange Commission making the required acknowledgements regarding further action by the Commission and its responsibility for the adequacy and accuracy of the disclosure in the registration statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,
Michael Sufott

cc:           Samuel Rosenberg, CFO
Map Financial Group, Inc.

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